

May 10, 2011

Mr. John G. Sznewajs
Chief Financial Officer
MASCO CORP /DE/
21001 Van Born Road
Taylor, MI 48180

> **Re:**   **MASCO CORP /DE/**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2011**
> **Response Letter Dated April 18, 2011**
> **File No. 1-05794**

Dear Mr. Sznewajs:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                John M. Hartz
                                Senior Assistant Chief Accountant